EXHIBIT  9

To announce the Company’s September 2012 revenues

Date of events: 2012/10/11

Contents:

1.Date of occurrence of the event:2012/10/11

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 0.3% year-over-year increase in unaudited unconsolidated total revenue to NT$15.80 billion in September 2012. Operating costs and expenses increased by 4.7% to NT$12.23 billion. Net income decreased by 18.3% to NT$3.13 billion, and EPS was NT$0.40. Mobile communications business revenue increased 3.2% year-over-year, mainly due to the growth of mobile value-added service revenue of 42.1% derived from the mobile internet subscriber increase, which offset the 6.8% decrease in mobile voice revenue attributed to the market competition and the NCC’s mandated tariff reduction. Broadband access revenue decreased by 4.3% due to the ADSL tariff reduction starting this year. HiNet ISP service revenue decreased by 0.6% also because of tariff reductions along with the aforementioned ADSL tariff cuts. MOD revenue increased 35.5% year over year attributed to the growth in subscribers. For traditional fixed line services, local service revenue decreased by 1.0% because of mobile substitution. Domestic long distance service revenue decreased 36.5% mainly due to the tariff reduction starting this year. Operating costs and expenses increased 4.7% year-over-year. The increase was mainly due to the higher pension cost relevant to the early retirement program. In addition, market and maintenance & material expenses increased along with the mobile internet and broadband service promotion, respectively.

6.Countermeasures: None

7.Any other matters that need to be specified: None